Mail Stop 3561


									July 7, 2005


Mr. Yashpal Singh
Chief Executive Officer
Mendocino Brewing Company, Inc.
1601 Airport Road
Ukiah, CA 95482


      RE:		   Mendocino Brewing Company, Inc.
            	        	Form 10-K for Fiscal Year Ended
      December 31, 2004
      Filed May 13, 2005
	  	Form 10-Q for Fiscal Quarter Ended
		March 31, 2005
	File No. 001-13636


Dear Mr. Singh:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Balance Sheets, page F-2
1. Please tell us your basis in GAAP for classifying as non-
current
the subordinated notes due to related party that mature in August
2005.   We note your disclosure that the notes are classified as
long-term because they are subordinated in right to other long-term debt outstanding; however, we do not believe that this alone is sufficient justification for classifying as non-current notes that become payable within one year of the balance sheet date. Please advise.

Consolidated Statements of Operations and Comprehensive Income, page
F-3

2. Please tell us your basis for classifying your legal dispute settlement as a non-operating expense. In this regard, we note that unless Rule 5-03.9 of Regulation S-X expressly permits classification of an item as non-operating, the presumption is that the item should be classified as an operating item. Thus, absent compelling evidence that your legal dispute was unrelated to transactions made during the ordinary course of your operations, we believe the settlement expense should be classified in operating income. If you continue to believe that your current income statement classification is appropriate, please advise us in detail as to the basis for your position. Otherwise please tell us how you intend to revise your filing accordingly.

Notes to Consolidated Financial Statements, page F-6

Note 1 - Description of Operations and Summary of Significant
Accounting Policies, page F-6

Concentration of Credit Risks, page F-6
3. You indicate that certain of your cash is restricted for use as collateral for a note payable. Please tell us where this restricted cash is presented on your balance sheet and in your statement of cash flows. In this connection, please note that restricted cash should be presented apart from cash and cash equivalents on the face of the balance sheet and likewise should not be included in the cash and cash equivalents total in the statement of cash flows. If you now believe that your financial statement presentation of restricted cash is inappropriate, please tell us how you plan to revise your financial statements accordingly.

Revenue Recognition, page F-7
4. Please disclose whether you offer sales incentives or rebates, pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers or customers.
Also disclose your accounting policy for each of these types of arrangements, as applicable, including the statement of operations line item that each type of arrangement is included in. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Item 9A.  Controls and Procedures, page 28
5. Please revise your disclosures regarding your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange
Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-K and/or your March 31, 2005 Form 10-Q accordingly.
6. You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" these controls "subsequent to the date of the evaluation thereof." However, Item 308(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recent fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." Please revise your disclosure accordingly. Please also confirm to us that there were no changes in your internal control over financial reporting during the quarters ended December 31, 2004 and March 31, 2005, or otherwise amend your filings to disclose the changes.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Item 4.  Controls and Procedures, page 21
7. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "during the period of time covered by this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also paragraph 4(b) of Exhibits 31.1 and 31.2. Please revise your filings accordingly. Also confirm to us that your certifying officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report, or otherwise amend your Form 10-Q accordingly.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact David DiGiacomo at (202) 551-3319, or in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial
statements and related matters.  Please contact me at (202) 551-
3843
with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



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Mr. Yashpal Singh
Mendocino Brewing Company, Inc.
July 7, 2005
Page 1